UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 3 August, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    A news release dated July 15, 2010 entitled ‘Vodafone Demonstrates Commitment to Open Source Innovation’

2.                                    A news release dated July 27, 2010 entitled ‘Result of Annual General Meeting’          ‘

3.                                    Stock Exchange Announcement dated July 2, 2010 entitled ‘Transaction in Own Securities’

4.                                    Stock Exchange Announcement dated July 5, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

5.                                    Stock Exchange Announcement dated July 6, 2010 entitled ‘Transaction in Own Securities’

6.                                    Stock Exchange Announcement dated July 7, 2010 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated July 13, 2010 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated July 14, 2010 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated July 15, 2010 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated July 15, 2010 entitled ‘Notification of Major Interests in Shares’

11.                            Stock Exchange Announcement dated July 15, 2010 entitled ‘RNS Publication Form’

12.                            Stock Exchange Announcement dated July 16, 2010 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated July 19, 2010 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated July 20, 2010 entitled ‘Transaction in Own Securities’

15.                            Stock Exchange Announcement dated July 20, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.                            Stock Exchange Announcement dated July 21, 2010 entitled ‘Transaction in Own Securities’

17.                            Stock Exchange Announcement dated July 23, 2010 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated July 26, 2010 entitled ‘Transaction in Own Securities’

19.                            Stock Exchange Announcement dated July 27, 2010 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated July 27, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

21.                            Stock Exchange Announcement dated July 29, 2010 entitled ‘Transaction in Own Securities’

22.                            Stock Exchange Announcement dated July 30, 2010 entitled ‘Transaction in Own Securities’

15 July 2010

VODAFONE DEMONSTRATES COMMITMENT TO OPEN SOURCE INNOVATION

Vodafone Group will make its location based services software open source on http://oss.wayfinder.com. The code will be made available on github. The aim is to offer other organisations the opportunity to use a code base which has been developed over the past decade so that they can build new and innovative navigation products which widen choice for consumers.

“Given our decision to stop developing turn by turn location based services as part of our core business, it seemed an obvious choice to make the code we own open source” said Pieter Knook, Director of Internet Services at Vodafone Group. “We look forward to seeing its continued use in all sorts of different applications in the future.”

In addition to making the software open source and in recognition of the specific needs of the blind and partially sighted community Wayfinder Systems will offer all Wayfinder Access subscribers a fixed refund on their existing service. Full details of this will be made available in September on the Vodafone.com website.

Product developers are supportive of the decision. “At Code Factory we welcome this Vodafone initiative and we are willing to add new products to our accessible navigation software product line. Mobile Geo, our GPS solution for Windows Mobile has become a world reference among the blind community and we are now ready to start new GPS projects”, explained Eduard Sanchez, Code Factory’s CEO.

More information regarding this service is also available via Vodafone’s open source portal, www.betavine.net/wayfinder

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

27 July 2010

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 27 July 2010.

The results of polls on all 24 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	Against	Votes withheld

1.	Receive the Companies accounts and reports of the directors and the auditor	36,464,016,265	69.14	36,309,102,184	154,914,081	98,052,123

2.	Re-elect Sir John Bond as a director	36,505,298,394	69.21	34,118,699,550	2,386,598,844	56,791,196

3.	Re-elect John Buchanan as a director	36,505,292,735	69.21	34,341,247,890	2,164,044,845	56,766,720

4.	Re-elect Vittorio Colao as a director	36,505,148,750	69.21	36,192,626,003	312,522,747	56,865,050

5.	Re-elect Michel Combes as a director	36,504,833,476	69.21	36,119,049,658	385,783,818	57,182,362

6.	Re-elect Andy Halford as a director	36,505,056,953	69.21	36,107,494,431	397,562,522	56,960,924

7.	Re-elect Stephen Pusey as a director	36,505,255,751	69.21	36,120,654,287	384,601,464	56,733,420

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	Against	Votes withheld

8.	Re-elect Alan Jebson as a director	36,505,122,299	69.21	36,241,980,514	263,141,785	56,894,023

9.	Re-elect Samuel Jonah as a director	36,505,205,215	69.21	36,219,804,786	285,400,429	56,813,125

10.	Re-elect Nick Land as a director	36,141,132,773	68.52	35,054,911,298	1,086,221,475	415,469,934

11.	Re-elect Anne Lauvergeon as a director	36,500,442,563	69.20	35,407,102,176	1,093,340,387	56,159,346

12.	Re-elect Luc Vandevelde as a director	36,505,021,467	69.21	36,225,973,980	279,047,487	56,941,548

13.	Re-elect Anthony Watson as a director	36,147,286,167	68.54	35,762,501,731	384,784,436	414,729,898

14.	Re-elect Philip Yea as a director	36,501,468,421	69.21	36,194,634,619	306,833,802	60,549,228

15.	Approve the final dividend of 5.65 pence per share	36,502,681,383	69.21	36,373,859,360	128,822,023	59,420,250

16.	Approve the Remuneration Report	36,180,637,330	68.60	34,739,599,342	1,441,037,988	380,323,800

17.	Re-appoint Deloitte LLP as auditor	36,438,385,680	69.09	36,256,584,964	181,800,716	123,669,513

18.	Authorise the Audit Committee to determine the auditor’s remuneration	36,504,604,086	69.21	36,358,874,519	145,729,567	57,474,913

19.	Authority to allot shares	36,074,016,787	68.40	32,716,428,184	3,357,588,603	488,075,532

20.	Disapplication of pre-emption rights	36,388,204,355	68.99	34,047,954,721	2,340,249,634	173,816,479

21.	Approval of market purchases of ordinary shares	36,480,864,056	69.17	36,224,397,776	256,466,280	80,245,291

22.	Adopt new Articles of Association	36,147,223,928	68.53	35,756,481,480	390,742,448	413,862,951

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	Against	Votes withheld

23.	Authorise the calling of a General Meeting other than an AGM on 14 days’ notice	36,374,023,618	68.96	33,564,839,270	2,809,184,348	180,257,792

24.	Approval of amendments to the Vodafone Share Incentive Plan	36,472,839,412	69.15	35,949,271,233	523,568,179	70,720,690

The number of ordinary shares in issue on 23 July 2010 (excluding shares held in Treasury) was 52,742,800,556. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 19 and resolution 24 were passed as ordinary resolutions and resolutions 20 to 23 were passed as special resolutions.

A copy of resolutions 22, 23 and 24 passed as special business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf

London

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 July 2010

Number of ordinary shares transferred:	191,834

Highest transfer price per share:	146.25p

Lowest transfer price per share:	146.25p

Following the above transfer, Vodafone holds 5,135,890,180 of its ordinary shares in treasury and has 52,673,426,629 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMR”) of the Company:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award(1)	No. of shares sold (2)	No. of shares transferred(3)

Matthew Kirk	132,184	69,474	62,710

(1)

This share award which was granted on 2 July 2007 has vested following assessment of the performance and employment conditions to which the award was subject. The award was granted in accordance with the rules of the Vodafone Global Incentive Plan. Based on the performance achieved, 100% of the shares comprised in the award have vested.

(2)

The figure in column B is the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of the PDMR on 2 July 2010. This sale was made at 136.52 pence per share, inter alia, to satisfy the tax liability arising on the vesting of the award.

(3)

The figure in column C is the number of shares that the Company has been advised by UBS CEFS were on 2 July 2010 transferred to the PDMR in satisfaction of the vesting of the award disclosed in column A.

On 1 July 2010, the AllShares award granted on 1 July 2008 vested. The awards were granted under the Vodafone Global Incentive Plan. The following directors and PDMRs received and retained 290 ordinary shares of US$0.11 3/7 each on the vesting of these awards: Vittorio Colao*, Andy Halford*, Stephen Pusey*, Warren Finegold, Terry Kramer, Nick Read and Matthew Kirk.

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	2,116,914
Andrew Halford	2,187,181
Stephen Pusey	484,579

The Company was notified of these changes on 2 July 2010.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 July 2010

Number of ordinary shares transferred:	67,454,993

Highest transfer price per share:	139.15p

Lowest transfer price per share:	138.35p

Following the above transfer, Vodafone holds 5,068,435,187 of its ordinary shares in treasury and has 52,741,489,692 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 July 2010

Number of ordinary shares transferred:	41,904

Highest transfer price per share:	139.15p

Lowest transfer price per share:	136.5p

Following the above transfer, Vodafone holds 5,068,393,283 of its ordinary shares in treasury and has 52,741,531,596 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 July 2010

Number of ordinary shares transferred:	54,287

Highest transfer price per share:	143.3p

Lowest transfer price per share:	136.5p

Following the above transfer, Vodafone holds 5,068,338,996 of its ordinary shares in treasury and has 52,741,585,883 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 July 2010

Number of ordinary shares transferred:	209,631

Highest transfer price per share:	143.5p

Lowest transfer price per share:	142.15p

Following the above transfer, Vodafone holds 5,068,129,365 of its ordinary shares in treasury and has 52,741,798,394 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 July 2010

Number of ordinary shares transferred:	23,585

Highest transfer price per share:	143.4p

Lowest transfer price per share:	143.4p

Following the above transfer, Vodafone holds 5,068,105,780 of its ordinary shares in treasury and has 52,741,821,979 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.      Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2.      Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (  )

An event changing the breakdown of voting rights: (  )

Other (please specify) : (  )

3.      Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

Legal & General Investment management Limited (LGIM)

4.  Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.      Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 July 2010

6.  Date on which issuer notified:

14 July 2010

7.      Threshold(s) that is/are crossed or reached:

L&G (From 4% to 3%)

8.  Notified details:

..................

A:      Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction (vi)
possible using the ISIN CODE

	Number of shares	Number of voting Rights (viii)

ORD USD 0.11428571	Below 5%
ADRs

Resulting situation after the triggering transaction (vii)

Class/type of shares if	Number of shares	Number of voting rights (ix)		% of voting rights
possible using the ISIN CODE
		Direct (x)	Indirect (xi)	Direct	Indirect

ORD USD 0.11428571 ADRs	2,109,562,041	2,109,562,041	3.99

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B+C)
Number of voting rights	% of voting rights

2,109,562,041	3.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)
(LGIM)

Legal & General Group Plc (Direct) (L&G) (2,109,562,041 = 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management	Legal & General Insurance Holdings Limited
(Holdings) Limited (Direct) (LGIMHD)	(Direct) (LGIH)
(1,808,778,007 = 3.42% = PMC)

Legal & General Assurance (Pensions	Legal & General Assurance Society Limited
Management) Limited (PMC) (1,808,778,007 =	(LGAS & LGPL)
3.42% = PMC)

Legal & General Pensions Limited (Direct)
(LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 52,741,585,883

14. Contact name:
Wayne Powell (LGIM)

15. Contact telephone number:
0203 124 3851

RNS PUBLICATION FORM

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 13 July 2010 (the “Prospectus”) relating to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Prospectus, please paste the following URL into the address bar of your browser.

[RNS will insert the URL of the PDF prospectus after submission]

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf,

London E14 5HS.

For further information, please contact

Rosemary Martin

Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 July 2010

Number of ordinary shares transferred:	67,522

Highest transfer price per share:	146.1p

Lowest transfer price per share:	146.1p

Following the above transfer, Vodafone holds 5,068,038,258 of its ordinary shares in treasury and has 52,741,889,501 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 July 2010

Number of ordinary shares transferred:	38,958

Highest transfer price per share:	146.1p

Lowest transfer price per share:	146.1p

Following the above transfer, Vodafone holds 5,067,999,300 of its ordinary shares in treasury and has 52,741,928,459 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 July 2010

Number of ordinary shares transferred:	69,928

Highest transfer price per share:	145.35p

Lowest transfer price per share:	145.35p

Following the above transfer, Vodafone holds 5,067,929,372 of its ordinary shares in treasury and has 52,742,004,117 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 20 July 2010 by Computershare Trustees Limited that on 12 July 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 142.15p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	174
Michel Combes *	176
Andrew Halford*	176
Matthew Kirk	176
Ronald Schellekens	176

* Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 July 2010

Number of ordinary shares transferred:	330,934

Highest transfer price per share:	144.35p

Lowest transfer price per share:	144.35p

Following the above transfer, Vodafone holds 5,067,598,438 of its ordinary shares in treasury and has 52,742,335,051 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 July 2010

Number of ordinary shares transferred:	364,303

Highest transfer price per share:	142.95p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,067,234,135 of its ordinary shares in treasury and has 52,742,699,354 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 July 2010

Number of ordinary shares transferred:	101,202

Highest transfer price per share:	146.55p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,067,132,933 of its ordinary shares in treasury and has 52,742,800,556 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 July 2010

Number of ordinary shares transferred:	253,362

Highest transfer price per share:	149.05p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,066,879,571 of its ordinary shares in treasury and has 52,743,103,918 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.113/7 in the capital of Vodafone Group Plc

	A	B	C

	Vesting of long term incentive award (1)	No. of shares sold (2)	No. of shares transferred (3)

Vittorio Colao*	389,352	198,603	190,749

Andy Halford*	297,576	151,797	145,779

Stephen Pusey*	122,831	62,677	60,154

Warren Finegold	149,193	76,122	73,071

Terry Kramer	109,505	40,090	69,415

Nick Read	120,224	61,348	58,876

(1)                                 These share awards which were granted on 24 July 2007 have vested following assessment of the performance and employment conditions to which the awards were subject. The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan. Based on the performance achieved, 25% of the shares comprised in the awards have vested.

(2)                                 The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (UBS CEFS) were sold on behalf of the PDMRs on 26 July 2010. These share sales were made at 151.47 pence per share, inter alia, to satisfy the tax liabilities arising on the vesting of the awards.

(3)                                 The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 26 July 2010 transferred to the PDMRs in satisfaction of the vesting of the awards disclosed in column A.

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	2,307,663
Andrew Halford	2,333,316
Stephen Pusey	544,733

The Company was notified of these changes on 27 July 2010.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 July 2010

Number of ordinary shares transferred:	2,497,965

Highest transfer price per share:	152.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,064,381,606 of its ordinary shares in treasury and has 52,745,601,883 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES — Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 July 2010

Number of ordinary shares transferred:	104,944

Highest transfer price per share:	150.2p

Lowest transfer price per share:	150.2p

Following the above transfer, Vodafone holds 5,064,276,662 of its ordinary shares in treasury and has 57,809,983,489 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,745,706,827 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,745,706,827. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 3, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary